UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

(Amendment No.1)


PECO II, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

705221208
(CUSIP Number)

December 31, 2009
(Date of Event which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 705221208   SCHEDULE 13G   Page 2 of 8


1   Name of Reporting Person      ROI Capital Management,
Inc.
    IRS Identification No. of Above Person          68-
0269547

2   Check the Appropriate Box if a Member of a Group
    (see instructions)   (a)   [ ]
                         (b)   [ ]

3   SEC USE ONLY


4   Citizenship or Place of Organization

    United States

Number of shares beneficially owned by each reporting person with:

   5   Sole Voting Power          199,362

   6   Shared Voting Power        -0-

   7   Sole Dispositive Power     199,362

   8   Shared Dispositive Power   -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

     199,362

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row (9)

    6.7%

12  Type of Reporting Person (see instructions)

    CO



CUSIP No. 705221208   SCHEDULE 13G   Page 3 of 8


1   Name of Reporting Person      Mark T. Boyer
   IRS Identification No. of Above Person

2   Check the Appropriate Box if a Member of a Group
   (see instructions)   (a)   [ ]
                        (b)   [ ]

3   SEC USE ONLY


4   Citizenship or Place of Organization

    United States

Number of shares beneficially owned by each reporting person with:

   5   Sole Voting Power          199,362

   6   Shared Voting Power        -0-

   7   Sole Dispositive Power     199,362

   8   Shared Dispositive Power   -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    199,362

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row (9)

    6.7%

12  Type of Reporting Person (see instructions)

    IN



CUSIP No. 705221208   SCHEDULE 13G   Page 4 of 8


1   Name of Reporting Person      Mitchell J. Soboleski
    IRS Identification No. of Above Person

2   Check the Appropriate Box if a Member of a Group
   (see instructions)   (a)   [ ]
                        (b)   [ ]

3   SEC USE ONLY


4   Citizenship or Place of Organization

    United States

Number of shares beneficially owned by each reporting person with:

   5   Sole Voting Power          199,362

   6   Shared Voting Power        -0-

   7   Sole Dispositive Power     199,362

   8   Shared Dispositive Power   -0-

9   Aggregate Amount Beneficially Owned by each Reporting
Person

    199,362

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row (9)

    6.7%

12  Type of Reporting Person (see instructions)

    IN



CUSIP No. 705221208   SCHEDULE 13G   Page 5 of 8


Item 1(a). Name of Issuer.

   PECO II, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.

   1376 State Route 598, Galion, OH  44833

Item 2(a). Names of Persons Filing.

   Mitchell J. Soboleski, Mark T. Boyer and ROI Capital
Management, Inc.

Item 2(b). Address of Principal Business Office or, if none,
Residence.

   The business address of Mitchell Soboleski, Mark T. Boyer and ROI Capital Management, Inc. is 300 Drakes Landing Road,
Suite 175, GreenBrae, CA  94904.

Item 2(c). Citizenship.

   Mitchell J. Soboleski and Mark T. Boyer are United States citizens. ROI Capital Management, Inc. is a California corporation.

Item 2(d). Title of Class of Securities.

   Common Stock

Item 2(e). CUSIP Number.

   705221208

Item 3. Type of Reporting Person.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).




CUSIP No. 705221208   SCHEDULE 13G   Page 6 of 8


(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E); for ROI Capital Management, Inc. only

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G); For Mitchell
Soboleski, Mark T. Boyer only.

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

   Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3), and four (4) of this Schedule G, which Items are incorporated by reference herein.

Item 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



CUSIP No. 705221208   SCHEDULE 13G   Page 7 of 8


Item 6. Ownership of More Than Five Percent on Behalf of
Another Person.

   ROI Capital Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom ROI Capital Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Mitchell J. Soboleski & Mark T. Boyer are deemed to be the beneficial owners of the number of securities reflected in Items 5-9 and 11 on pages three (3) and four (4) of this
Schedule 13G pursuant to their ownership interest in ROI
Capital Management, Inc.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.

   Not applicable.

Item 8. Identification and Classification of Members of the
Group.

   Not applicable.

Item 9. Notice of Dissolution of Group.

   Not applicable.

Item 10. Certification.

   By signing below, each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




CUSIP No. 705221208   SCHEDULE 13G   Page 8 of 8


Signature

   After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2010

   MARK T. BOYER



   /s/ Mark T. Boyer
   ________________________
   Mark T. Boyer


   MITCHELL J. SOBOLESKI



   /s/ Mitchell J. Soboleski
   ________________________
   Mitchell J. Soboleski


   ROI CAPITAL MANAGEMENT, INC.



   /s/ Mitchell J. Soboleski
   ________________________
   By:   Mitchell J. Soboleski
   Its:   Secretary